Filed by Heritage Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Washington Banking Company
(Commission File No. 000-24503)

Corrected Transcript 24-Oct-2013 Heritage Financial Corporation (Washington) (HFWA) Q3 2013 Earnings Call The following materials are filed herewith pursuant to Rule 425 under the Securities Act of 1933· Transcript of joint investor conference call of Heritage Financial Corporation (“Heritage” or “Heritage Financial”) and Washington Banking Company (“Washington Banking”) held on October 24, 2013.

Heritage Financial Corp. (Washington) (HFWA)
Q3 2013 Earnings Call
Corrected Transcript
24-Oct-2013

CORPORATE PARTICIPANTS

Brian L. Vance
President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington)

Donald J. Hinson
Chief Financial Officer & Executive Vice President, Heritage Financial Corp. (Washington)

Jeffrey J. Deuel
Chief Operating Officer & Executive Vice President, Heritage Financial Corp. (Washington)

John L. Wagner
President, Chief Executive Officer & Director, Washington Banking Co.

Bryan McDonald
President & Chief Executive Officer, Whidbey Island Bank

OTHER PARTICIPANTS

Joseph Morford
Analyst, RBC Capital Markets LLC

Jeff A. Rulis
Analyst, D. A. Davidson & Co.

Sachin Shah
Analyst, Albert Fried & Co. LLC

Tim N. Coffey
Analyst, FIG Partners LLC

Jacquelynne Chimera
Analyst, Keefe, Bruyette & Woods, Inc.

Timothy O'Brien
Analyst, Sandler O'Neill & Partners LP

Kevin B. Reynolds
Analyst, Wunderlich Securities, Inc.

Jean-Luc Servat
Principal, Panoramic Capital Advisors

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Heritage Financial Corp. (Washington) (HFWA)
Q3 2013 Earnings Call
Corrected Transcript
24-Oct-2013

MANAGEMENT DISCUSSION SECTION

Operator: Ladies and gentlemen, thank you for standing by. And welcome to the Joint Heritage Financial Corporation and Washington Banking Company Q3 Earnings and Merger Call. At this time, all lines are in a listen-only mode. Later, there'll be an opportunity for your questions, and instructions will be given at that time. [Operator Instructions] And as a reminder, this conference is being recorded.

I'll now turn the conference over to your host, CEO Brian Vance. Please go ahead, sir.

Brian L. Vance

President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington)

Thank you, Cathy. I appreciate it. I'd like to welcome all of you who called in this morning for our joint Q3 earnings and merger call and also those that may be calling later in the recorded version. As I'm sure most of you know, along with earnings yesterday, we announced a merger agreement with Washington Banking Company.

Joining us today from Burlington, Washington is Jack Wagner, CEO; Bryan McDonald, President and CEO of Whidbey Island Bank; and Rick Shields, CFO. Attending with me here in Olympia is Don Hinson, Chief Financial Officer; and Jeff Deuel, President and COO of Heritage Bank. We also have as guests here in Olympia this morning Don Rhodes, Chairman of Heritage Financial; and Tony Pickering, Chairman of Washington Banking Company.

Today, we'll cover both companies' Q3 earnings announcements, along with the merger discussion. Heritage Financial will first discuss our Q3 earnings in an abbreviated form, and then we'll ask Washington Banking Company to discuss their Q3 earnings also in abbreviated form. I will then share some prepared remarks about our planned merger with Washington Banking Company, and Jack will also share some comments about the merger. I will then walk you through the investor presentation, and then open the call for questions.

I would ask that everyone on the call refer to both Heritage Financial's forward-looking statements, as well as Washington Banking Company's forward-looking statements. And please keep both of these statements in mind as we enter into the question-and-answer session.

I'll start off this morning with just some brief highlights of Heritage Financial's third quarter performance. Diluted earnings per common share were $0.20 for the quarter ended September 30, as compared to $0.18 for the linked quarter ended June 30 and $0.19 for the prior year quarter ended September 30. Also during the quarter, we completed the acquisition of Valley Community Bank shares on July 15. Nonperforming originated loans decreased to 0.81% of total originated loans at September 30, down from 1.05% at June 30. Heritage declared a regular cash dividend of $0.08 per share. Overall, this quarter had a number of moving pieces consistent with our overall strategies for 2013, and we're particularly pleased with the continuing execution of our efficiency strategies.

Don Hinson will take a few minutes and cover our balance sheet and income statement changes. Don?

Donald J. Hinson

Chief Financial Officer & Executive Vice President, Heritage Financial Corp. (Washington)

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Heritage Financial Corp. (Washington) (HFWA)
Q3 2013 Earnings Call
Corrected Transcript
24-Oct-2013

Thanks, Brian. The balance sheet this quarter was significantly affected by the Valley Bank acquisition. On July 15, the company acquired $237 million of assets from the Valley acquisition. Assets acquired at fair value were loans of $117.1 million, investment securities of $54.4 million, and cash and interest-earning deposits at banks of $54.5 million. In addition, deposits totaling $207 million were assumed. Day one fair value marks included $3.1 million or 2.6% on the loan portfolio. Primarily as a result of the Valley acquisition, total assets for the quarter increased $248.8 million and were $1.67 billion as of September 30.

Net aggregate loans, including both originated and acquired loans, increased $122 million during the quarter, again mostly due to the Valley acquisition. Originated loans only increased $29.4 million or 3.2% during Q3. Year-to-date, originated loans have increased $87.4 million or approximately 10%.

Total deposits increased $229 million during Q3 due mostly to the Valley acquisition. Removing the effects of the Valley acquisition, total deposits increased $22.5 million or 1.9% during Q3. Our non-maturity deposit ratio continued to be very strong at 77.6% of total deposits and our percentage of noninterest demand deposits to total deposits increased 25.4%.

Total stockholders' equity increased $16.1 million during Q3. This was due to the issuance of 1.53 million shares for a total amount of $24.2 million as part of the Valley acquisition. This was partially offset by 544,000 shares of stock repurchased at a weighted average price of $15.88. The ratio of tangible common equity to tangible assets decreased to 11.3% from 13.2% at June 30, again as a result of the Valley acquisition.

Moving on to our net interest margin. Our net interest margin for Q3 was 4.67%. This is a 15 basis point decrease from 4.82% in Q2. The decrease was due to a combination of lower contractual loan note rates and reduced effects of incremental discount accretion. The effect on the net interest margin of the incremental discount accretion for Q3 was 38 basis points compared to 45 basis points in Q2. Without the effects of incremental discount accretion, the net interest margin decreased 8 basis points to 4.29% in Q3 compared to 4.37% in Q2. A decrease in cost of funds, helped to partially offset the decrease in net interest margin. The cost of funds for Q3 decreased to 35 basis points compared to 39 basis points in Q2.

Noninterest expense was $14.3 million in Q3 compared to $13.0 million for Q2. The increase was primarily due to the addition of the Valley operating expenses, as well as acquisition and core system conversion related expenses. During Q3, there were approximately $467,000 of costs related to mergers and acquisitions and the core system conversion, which was completed earlier this month. Year-to-date, there has been acquisition and conversion costs of approximately [ph] $1.7 million. (7:00)

Jeff Deuel will now have an update on overall loan growth as well as some comments on current initiatives.

Jeffrey J. Deuel

Chief Operating Officer & Executive Vice President, Heritage Financial Corp. (Washington)

Thanks, Don. During Q3 2013, we booked a total of $70.6 million in new loans compared to $56 million in Q3 2012 and $89.2 million in Q2 2013. These totals represent new loans to new borrowers and new loans to existing borrowers. We analyzed all new loans for the quarter. The average loan size for all new loan production was $127,000, and for loans originated over a size of $300,000, the average loan size was $1.2 million. The average renewal rate for new loans was 4.78% in Q3 2013 compared to 5.11% in Q3 2012 and 4.84% in Q2 2013.

In the first half of 2013, we experienced very strong loan growth across all sectors. The second half of the year was not – has not been as robust, but loan production levels are steady, and our loan production team will have a good

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Heritage Financial Corp. (Washington) (HFWA)
Q3 2013 Earnings Call
Corrected Transcript
24-Oct-2013

year overall. I attribute this to the improving local economies in the markets we serve and to the strong lending team we have developed across our footprint.

With regard to current initiatives, as our investors and analysts know, we have a number of efficiency initiatives planned for this year, and I would like to give you a quick update on them. As a reminder, we merged Central Valley Bank's charter into Heritage Bank effective June 20. That merger is expected to create certain efficiencies within the organization.

The Valley Bank acquisition was announced March 11, and, as mentioned earlier, change of control occurred on July 15. Dave Brown, Valley's CEO joined Heritage Financial's board effective October 1. The integration process is going as planned. Valley's conversion is planned for November 11. As announced earlier, we will be closing four Valley branches at conversion. We are confident we will achieve our announced cost savings of 45% to 50%.

Additionally, our announced closure of three Heritage Bank branches will take place in November. And as discussed on the last investor call, Heritage has been gearing up for a closed system conversion moving from Fiserv's Open Solutions platform to the Fiserv DNA platform. On October 7, Heritage and Central Valley Banks were successfully converted to the new platform. It was a smooth and uneventful conversion, which is a testament to our experienced and dedicated team of bankers.

Brian will now have an update on loan quality and capital management and some additional comments.

Brian L. Vance

President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington)

Thanks, Jeff. I'll start with loan quality. Nonaccrual originated loans decreased $2 million from the prior quarter. The decrease in nonaccrual originated loans was due to $1.8 million of net principal reduction and $477,000 of charge-offs, partially offset by an addition of one loan in the amount of $315,000 to nonaccrual originated loans. OREO assets increased $333,000 during Q3 to $4.1 million. The increase is due primarily to the addition of three properties totaling $1.2 million, partially offset by the disposition of four properties totaling $849,000. The ratio of allowance for loan losses to nonperforming originated loans increased to 222% from 183% at the prior quarter-end.

Just a quick comment on capital management. As Don noted earlier, we had a fairly significant repurchase of stock activity in Q3, and our decision to repurchase stock in Q3 was made as a standalone company. And while we believe it was a good decision at the time, we are not likely to continue the strategy in the near-term.

And just some quick comments on the outlook for the balance of 2013. And in consideration of time this morning I will not give my normal economic outlook, except to say that the economy in the Pacific Northwest continues to slowly improve and is likely to do so for the foreseeable future.

At this point, that completes our Q3 earnings conference call – a portion of this conference call, and I'd like to turn the call over to Jack Wagner, CEO of Washington Banking Company, for their Q3 earnings discussion. Jack?

John L. Wagner

President, Chief Executive Officer & Director, Washington Banking Co.

Thanks, Brian. Well, after the noisy results we produced last quarter from the covered loan portfolio, we are back on track with a very good third quarter. We earned $4.5 million or $0.29 per share in the third quarter and $12 million or $0.77 per share in the first nine months of 2013.

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Heritage Financial Corp. (Washington) (HFWA)
Q3 2013 Earnings Call
Corrected Transcript
24-Oct-2013

As you may recall, our results in the second quarter were impacted by accounting for the FDIC covered loan portfolio, which reduced income by $1 million or $0.07 per share. For the full year to-date, the adjustments cost the bottom line $1.2 million or $0.08 per share. As we've said all along, the FDIC assisted acquisitions have been very profitable for us for the past few years. The covered loan portfolio was down 60% to $156.4 million from its peak of $393.3 million in the third quarter of 2010. We have about two more years to go in resolving these issues. And the FDIC indemnification asset on the balance sheet is $25.4 million, down from $124.7 million at its peak.

Our legacy loan portfolio continues to do well. Our loan demand in the commercial sector continues to build and our mortgage business did finally start to show the effects of the higher interest rates on refinancing activity. I'm going to let Bryan McDonald tell you a little more about that in a moment.

The regional real estate market continues to improve and literally weather the storms that we've had in our area. Despite consistent inventory shortage in some areas, both pending and closed sales outgained the same period a year ago, with sales and prices up for the month of September from year-over-year. And that is true throughout all of our counties within the area, which is particularly significant because we're talking about Skagit and Whatcom Counties also.

Finally before I turn the call over to Bryan, I want to mention the next Washington Banking Company dividend. With a strong capital position and solid profitability, the board approved a quarterly cash dividend of $0.145 per share; that's our basic $0.07 per share and an additional $0.075 per share as the variable amount. This keeps with our previous guidance of paying out up to half of our quarterly earnings to shareholders. Over the trailing 12 months, our dividend was $0.53 per share, which provides a dividend yield of approximately of 3.7% today.

Now I'm going to give it to Bryan McDonald. Bryan?

Bryan McDonald

President & Chief Executive Officer, Whidbey Island Bank

Thanks, Jack. Loan growth is the highlight for the quarter, and we are seeing good results from our commercial lenders as they continue to call on existing and potential customers. We ended the quarter with $855.7 million in gross loans, which is up $47.7 million from $808 million a year ago and up $19.4 million from the prior quarter.

Looking at the quarter-over-quarter loan level detail, we showed growth in all segments with the exception of construction, which was down $11 million. Commercial division loan production was good, with $66.3 million in new loans closed. This represents a closing ratio of 72% of the 90-day pipeline we reported at the end of last quarter and a 32.2% increase in closed new loans as compared to the second quarter. The commercial division's 90-day loan pipeline remains very strong at $87 million and includes $13 million of SBA 7(a) loans. The SBA pipeline level represents a 130% increase over second quarter, and we remain confident we can continue to expand this business line.

Income from our mortgage division at $726,000 was down 31% from the second quarter, with closed loans during the quarter down 28%. The pipeline has fallen by 26% as compared to the second quarter, but stabilized at this level, with purchase and custom construction business now making up 60% of the mix.

The net interest margin also compressed to 4.59% during the quarter, with covered loans yielding 13.29%, which is up from 12.7% last quarter. Our net interest margin excluding the contribution from the covered portfolio was 3.85% for the third quarter, up from 3.79% at the end of the second quarter.

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In the third quarter of 2013, investment sales volumes were $9.7 million and contributed $128,000 to revenues. For the first nine months of the year, investment sales were $37.2 million, generating $600,000 in revenue. We continue to see the mix of sales move more towards mutual funds and less to annuities. Consequently, the revenue stream from investments is initially lower, but provide a continuing stream of income. Total deposits were up 2% compared to the preceding quarter and down 2% from a year ago. The mix of deposits, however, continues to improve, with non-CD deposits increasing $61.8 million from a year ago and transaction balances making up 73.3% of total deposits, up from 67.6% a year ago. Commercial loan balance has increased 11.5% from a year ago to $173 million and account for 20% of the non-covered loan portfolio. Commercial real estate loans are up 13% from a year ago at $446.6 million and account for 51% of the non-covered portfolio. Now I’m going to turn the call back to Brian Vance to provide an overview of the merger. Brian? Brian L. Vance President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington) Thank you, Bryan. Again, just as a reminder, I have a few prepared remarks about the merger, and then I’ll ask Jeff to share some remarks from his point of view, and then I’ll walk you through the investor presentation. As you saw yesterday after market close, Heritage and Washington Banking Company issued a joint press release announcing our agreement to merge, which will create a strong community banking franchise with 73 branches from Bellingham, Washington to Portland, Oregon. This is a combination of two quality Washington State Community Banks that are similar in many ways to create a $3.3 billion franchise. The deal value is $265.1 million or $16.89 per share. The Heritage shareholders will own approximately 54% of the combined company and Washington Banking shareholders, 46%. We are very excited about this merger with Washington Banking. This is a truly transformational deal for both companies in many ways. It leverages both of our expansion efforts and it creates an institution of meaningful size that will be able to more effectively compete within our industry and provide momentum for accelerated growth initiatives, such as in King County marketplaces, as well as throughout the footprint of the combined organization. As I will discuss in our investor presentation later, this transaction is highly attractive both financially and strategically. From a strategic point of view, Washington Banking’s network is highly complementary with ours with no overlap, as the Washington Banking branches are concentrated north of Seattle to Bellingham, while the Heritage branches are primarily located south of Seattle to Portland. The company will combine two strong management teams, best practices, processes and business lines from each institution to create a company that is well-positioned for growth, execution and excellence. Washington Banking has built an organization we admire, with a strong culture, a geographic footprint that is complementary to ours and a shared commitment to serving their customers and communities at the highest level. While clearly a large transaction for both organizations, both Heritage and Washington Banking are experienced integrators. We are confident we will complete this integration successfully. We believe this is the right merger at the right time with the right partners, and it provides compelling economics for both sets of shareholders. Now I’ll turn the call back over to Jeff for his comments about the merger.

Jeffrey J. Deuel Chief Operating Officer & Executive Vice President, Heritage Financial Corp. (Washington) Thank you again, Brian, and good morning, everyone. This is certainly an exciting opportunity for both of our companies, and I think Brian’s term of transformational is truly the key to the combination. Together, our complementary footprint, increased operating scale, and expanded resources will offer great prospects for the new combined organization. Whidbey Island Bank and Heritage Bank are two of the top-notch community banks, and together, we will strengthen our competitive position throughout the Pacific Northwest, helping us to better serve all of our customer bases. The new organization will have a strong and clean balance sheet going forward, with improved leverage and better opportunities for increased profitability. We expect this enhanced profitability to improve the shareholder value for both sets of shareholders. From here, we will continue to work in close collaboration with the team from Heritage Bank, sharing our respective expertise and implementing the best practices from both banks to ensure we position the combined company with a continuing success that both of our individual companies have traditionally known. The Board of Directors and management of the combined companies are committed to serving your needs and building a growing and successful institution as we go. And I’m looking forward to assisting Brian in this process as an advisory role. Now I will turn it back to Brain Vance, who will walk us through the rest of the presentation today. Brian L. Vance President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington) Thank you, Jack. And hopefully, everyone has in front of them the investor presentation slide deck, and I’m going to walk through the slide deck with you. I’m not going to go through and read it all to you. I’m just going to give you what I believe are the highlights of this merger. And before I start, I will ask again that you refer to the forward-looking statements on page two of this document and once again refer to the statement as we open the call for Q&A. On page three of the document, we believe that there is – this is a very compelling strategic partnership, as we have been discussing with you. It is a very logical geographic fit with this particular merger. And it combines, what I believe are, two of the most respected community bank organizations in the state. I think from a compelling strategic partnership point of view, perhaps I think the most compelling piece to this story is the 24% EPS accretion in 2015, which also gets us to the shareholder value proposition. EPS accretion is a very important part of that. But I think this just positions us for continued growth in this footprint – across the footprint, and it certainly does give us increased market visibility in all markets where we do business. We believe that both companies independently have a very low risk profile, and we think that low risk profile accrues to the combined organization with a very experienced management team going forward, as we’ve indicated earlier, experienced integrators. And I think perhaps most importantly here is that – is two banks that have a very strong historical credit quality discipline. These two banks have performed neck and neck throughout the downturn in this economy in terms of overall credit quality, and I believe probably the best credit quality performance of any bank in the Pacific Northwest. When we go to page four, you can look at the map, and the map, in and of itself, is a compelling story. But we know that maps don’t create organizations; it’s the people, it’s the customers, it’s the shareholders. And again, we

Heritage Financial Corp. (Washington) (HFWA)
Q3 2013 Earnings Call
Corrected Transcript
24-Oct-2013

believe that bringing not only the geographic diversification and the footprint from Canada to Oregon border, a very strong community banking presence. We've got the branches in the north from Washington Banking and, of course, the blue dots, south, representing the Heritage franchise.

On page five, just to kind of give a merger summary. The merger will obviously be Heritage Financial Corporation and be branded as Heritage Bank, with the exception that Whidbey Island Bank's name will survive as a DBA and on Whidbey Island. That is the legacy location of Whidbey Island Bank, and they have a very strong presence on the island, and that is something that we certainly want to continue going forward. And we believe that's a good strategy to bridge those customers with a very strong name and a very strong presence in that market. This particular strategy is not dissimilar to what we've done with our Central Valley Bank location in the Yakima area.

The headquarters of the company will be in Olympia. You can see the management representation from both sides of the company, myself as CEO, Jeff as COO, Don Hinson as Chief Financial Officer, and Dave Spurling as Chief Credit Officer. From the Whidbey side, as Jeff mentioned earlier, he will continue as a very important advisor to the go-forward company, and for that I am grateful; Bryan McDonald will continue with the company in a very critical role as Chief Lending Officer, with responsibilities of lending production across the entire footprint; Ed Eng as Chief Administrative Officer in his current role at Whidbey will continue in a like role, but with certainly expanded responsibilities across the footprint; and Lynn Garrison will head up the human resources area from Whidbey Island Washington Banking Company. On a board composition basis, there would be eight directors from Heritage, seven directors from Washington Banking Company, including Tony Pickering as Chair of the combined company continuing forward from Washington Banking Company.

The targeted closing is the first half of 2014. The ownership is split, as you can see, it's 54%, 46%. Our pro forma shares outstanding will be about 30 million under the fixed exchange ratio of 0.89 shares plus $2.75 in cash. The transaction value is about $265 million. Of course, this particular transaction requires regulatory and shareholder approval from both sides of the transaction. And then, the pro forma company will be well capitalized, and I'll talk about that in a moment. And I'll also give you a little bit more color on due diligence in a moment.

On page six, we take a look at the financial numbers of the transaction. We can see that EPS accretion, as I mentioned earlier, of 13% accretion in 2014 and approximately 24% in 2015. There is a tangible book value share dilution estimated at 12.8% at closing and a payback period of approximately two years using the incremental earning method and 4.9 years using the traditional EPS method. Both those numbers are footnoted for additional definition of how these numbers were arrived at. Generate a return of approximately 18% and a pro forma return on average asset of about 1% and a return on average tangible common equity over 10%, and that's footnoted as excluding non-recurring merger related costs. We'll have a strong capital position. Again, I'll talk about those numbers in a little bit more – a little but later.

And then, I've already talked about the consideration side of the transaction, with the exception that there is a 18.5% market premium for the Washington Banking Company shareholder, which was 15.8 times last 12 months earnings, and about 149% of tangible book value as of 9/30.

On page seven, and going into a little bit more on the due diligence side, a gross credit mark write-down of approximately $26 million or 3% of originated loans. And additionally, an interest rate mark write-down of approximately $3 million or 0.33% and a net mark write-up about $1.1 million on the net balance of the covered loans.

There are some other marks, write-down to fixed assets of about $1.8 million and trust preferred about $8.2 million. We are assuming 20% cost saves, that's a 10% of the combined company noninterest expense or 20% on a standalone basis, which will be phased-in 50% in 2014 and 100% in 2015.

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We believe strongly that there are several opportunities for revenue synergies in the combined go -forward company, but none were assumed in the modeling of the numbers that we’re sharing with you today. An after-tax one-time merger cost of about $12 million, and because of the branch network is so strongly complementary, there are no branch consolidations anticipated as there are no branch overlaps in the current footprint. Core deposit intangible about $14 million, and anticipated pro forma dividend payout of 35% to 40%, which is fairly consistent with what we have been messaging to our investors over the last few years. On the credit review side, I will give you a bit more color on the credit review. We employed a third-party credit review, an experienced team that did a credit due diligence both on the Heritage side and on the Washington Banking Company side. As with all mergers at Heritage, I’m personally involved in the credit review and the due diligence process, and I was in this one as well. Two of our folks attended the credit due diligence process with the third-party evaluator on-site on Washington Banking Company, and that also happened conversely here at the Heritage site, where two of their individuals accompanied the same team from the third-party analyzer here at Heritage. When we reviewed the portfolio of Washington Banking Company, we reviewed all loans greater than $2 million, that was 100% of loans that were reviewed, about $273 million, and we also reviewed a good percentage of loans over $1 million in that portfolio. In addition to that, for construction loans, we reviewed all construction loans over $1 million – excuse me, not all, 94% essentially. And then on an overall basis, we reviewed about 30% of the overall loans, almost 31% of the overall loans of the portfolio of Washington Banking Company. And Washington Banking Company performed a similar scope of scale of exam with the third-party company of Heritage. On page eight, there are some summary pro forma financials. Again, I won’t go through every one of these in detail, just note a few and highlight. The combined company will have pro forma total assets of $3.3 billion of a market cap estimated at $477 million. There will be 73 branches. I failed to mention on the geographic map earlier that this 73 combined branch total includes seven branches on the Heritage side, which have been previously announced, which will be consolidated and closed later this year. So please keep that in mind. Tangible common equity is estimated to be at 9.27 % on a pro forma basis, or a leverage ratio of 10.25%. And then, return on average asset is anticipated at 1% or slightly above, and return on tangible common equity estimated at 10% or slightly above. And this is, as footnoted, is following merger with cost saves fully phased-in. On page nine, you can see the pro forma loan and deposits. As I have said several times, these are two companies that are incredibly similar in not only the balance sheet size, but in the makeup of assets and liabilities. And as you just look across the pie chart from Heritage Financial to Washington Banking to the pro forma, the pie chart changes very little. It is a very complementary balance sheet. You can see that Heritage has $1.2 billion in loans, Washington Banking has $1.1 billion, for combined loans of $2.3 billion. Again, I won’t go through all of the pie chart splits, but you can see that there’s a lot of similarities. On the deposit side, same sort of a mix, very similar splits. You can see that both companies have $1.4 billion of deposits, very similar cost of deposits, and a very attractive overall combined cost of deposits of 31 basis points. Currently, Heritage has loan-to-deposits of about 86%, while Washington Banking Company has approximately 72%. On a combined basis, we’ll be about 78%. We have consistently signaled to the market that our loan-to-

deposit ratio would be in the 85% to 90% area on a go-forward basis. The reason I point that out is just that I think you can see a balance sheet that has room for considerable loan growth going forward. On page 10, you could see a pro forma market position for our combined company going forward. The table on the left-hand side is Washington-based institutions in the combined footprint. So this takes – this information takes all Washington-based banks that have operations in this combined footprint, and this is what – these are the respective totals of these organizations. And you can see on a pro forma basis, Washington Banking and Heritage are five and six, but on a pro forma basis, it moves us to number three behind Washington Federal and Columbia Banking System. And the table on the right-hand side are all banks, and you can see it moves Washington Banking and Heritage from a position of 13 and 14 and to a pro forma 11th in the overall state. On page 11, you can see, I think, which is a nice chart that show, I think, the relative strengths of each organization and then when we combine them, the combined pro forma business model going forward. Heritage has been in business since 1927 and Washington Banking Company since 1961. As we’ve said, Washington Banking Company has a concentration north of King County, ours is south of King County, but when we combine them, we have a very attractive north-south I-5 Corridor representation. Washington Banking Company has had a long history and a successful history in consumer lending. That is something that we intend to expand their expertise across our footprint, and we think there are opportunities to take advantage of that lending opportunity and can tie to the consumer lending as an auto lending program that also has been historically very successful and very profitable for them. And we’d like to find a way to extend that strategy across the footprint. On the fee income side, Washington Banking Company has also had a very successful mortgage banking operation, where we have not, but on a combined basis, we would like to take that strategy across the footprint. The SBA lending, you can see that we are on the last line there; we are one and two in the Seattle/Spokane markets as measured by the SBA. Combined, we will have a very strong SBA strategy going forward and I think that’s a very important lending strategy. When you look at a community bank strategy, that’s something that lending in small businesses is what we do best. On a wealth management side, I think it’s fair to say that Heritage has a bit of a stronger presence in this space, both on the trust side and on the wealth management side. Washington Banking Company has a presence in this area as well, but I think a combined strategy is to expand our wealth management strategies across the footprint, which I think also gives a very nice opportunity for future growth. We’ll take a look at slide 12 in looking at the shareholders, the customers and employees. We think from a shareholder position, as we’ve shared before, that when we look at the combined financial metrics of this particular partnership, we feel very good about the financial performance from a shareholder perspective, especially with future EPS growth. We believe the most compelling shareholder story here is the EPS accretion that we will achieve as a result of this transaction, that both companies individually would have difficulty achieving, but together I think that this is a very compelling story. On the customer side, we believe that this expanded footprint gives our customers much more access to banking opportunities. I think as we combine this company into a $3.3 billion bank and as we increase the visibility across the footprint and as we increase our scale, we’re going to have the opportunity to attract more mid-market commercial lending activities. Many of these mid-market commercial customers have expanded networks up and down the I-5 Corridor, and having a branch network to access will give us, I think, a very exciting opportunity to expand our customer base, again, in small business lending.

And then from an employee part of view, obviously, retention of key management employees is an important part of this partnership. And we’ve had a number of conversations with the executive management team on the Washington banking side, and I think that we see very strong synergies of culture, very strong synergies of future growth opportunities. And I believe that from an employee point of view, I think both sides are very excited about the opportunity of putting the two companies together. And then also one of the real values here is a very strong board from both sides. And you can see that we’ve worked hard to create what I think is probably a board that is a bit larger than most, but I think the experience and the knowledge that both directors have from both sides of the companies will really have a very positive impact on our growth and interaction with the various communities up and down the I-5 Corridor. That completes my prepared remarks as a result of the investor presentation. You will notice that there is an appendix in the – I’m sorry, there is one more page that I haven’t – the summary page that I haven’t gone over. My apologies. Let me run through the summary page here. Most of this I’ve already talked about. I think when we take a look at the logical fit, geographic, strategically and financially, when I look at MOE and MOE-like transactions across the U.S., and there’s been a number of them in the last little while, it’s hard for me to imagine a more compelling story than this one from a geographic point of view, from a employee culture point of view and I think from a strategic point of view. And that’s what I think gets both sides excited about the combination that we are creating here. In terms of achieving quality operational scale, I think the important thing here is scale and efficiency in today’s banking environment is critically important. And I think this merger also creates the scale and efficiencies that we both need going forward to be able to competitively compete in what is an increasingly difficult landscape. I think it’s important that both shareholders are invested in the go-forward company, and I’m very appreciative of the ownership split that we have of 54%, 46%, a very strong representation from both sides of this transaction. And then the company is well-positioned for future growth. When we take a look at tangible common equity position of nearly 9.3%, I think that that gives us some capital for continued expansion and continued growth, and I think that’s important as well. And with that, that does complete my remarks. There is an appendix attached to this particular presentation that I will not go through with you, but please refer to this data because I think there’s some important market share data and other financial information that would be helpful to you. So with that, I would like to ask Cathy to open the call for any questions that you may have. Cathy?

QUESTION AND ANSWER SECTION Operator: Certainly. [Operator Instructions] Our first question will come from Joe Morford with RBC Capital Markets. Go ahead, please. Joseph Morford Q Analyst, RBC Capital Markets LLC Thanks. Good morning, everyone. Brian L. Vance A President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington) Good morning. John L. Wagner A President, Chief Executive Officer & Director, Washington Banking Co. Good morning. Joseph Morford Q Analyst, RBC Capital Markets LLC I know you touched on this a bit, but I wondered if you could just expand a little more on your comments about the importance of scale in the current banking environment and how much of a driver was that for this partnership? Brian L. Vance A President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington) Well, yeah, it was a very important part of the combination. I think that there’s lots of discussion out there, and I’ll certainly invite Jack to comment to this as well, but there’s lots of discussion out there as to what does it take for a community bank to be viable in today’s economic environment, various opinions to that. But I think that when we look at it on a combined basis from a product point of view, both sides have more access to product, which I think is going to drive efficiencies on the sales side of the organization. I think that there will be, obviously, efficiencies driven from the back room side of this combination. And I think just, as I mentioned earlier, the increased visibility from a market point of view I think is going to be of note to customers, to potential customers and also to lenders that may see an organization that has a very competitive size and can lend to a very competitive, diversified, larger customer base. And I think all of that creates synergies that we can’t create or we can’t do on an individual basis. So when we put the scale and efficiencies together for a $3.3 billion company and continue to drive that scale and efficiency, I get pretty excited about the go-forward financial performance. John L. Wagner A President, Chief Executive Officer & Director, Washington Banking Co. Yeah, and I think, Joe – this is Jack. I’d just like to add that you know well up here in the northwest banking industry it’s always going to be a factor of scarcity as far as quality banks that you’re able to either attract or to possibly think even of a merger of equals. So when we started looking around in the past trying to find a quality

Heritage Financial Corp. (Washington) (HFWA)
Q3 2013 Earnings Call
Corrected Transcript
24-Oct-2013

bank that's not going to cost us either an arm or leg on the bid ask price or bring us a ton of headaches for our staff to work out, there's a limited number of potential possibilities.

Obviously Heritage we have known for a long time. As Brian said, we've watched each other on a quarterly basis. We're very familiar with each other's operations and markets. And if you're going to get comfortable with a grade A merger, this is certainly it. It's the two strongest community banks on the west side of the Cascades, and to be able to pull those transaction off in the manner with which it's done is going to be nothing but a win-win for both sets of shareholders.

Joseph Morford
Analyst, RBC Capital Markets LLC
Q

That's great. Thank you both for the comments there. And I guess just a follow-up, just if I could get a little better understanding of the drivers or assumptions behind the 24% accretion, just given the limited overlap between the two institutions and the fact that no revenue synergies are being assumed, I have obviously seen some opportunity. Is it really just the cash portion of the deal and then these 20% cost savings, or...

Brian L. Vance
President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington)
A

So I think that the – it's Brian. I think that 20% cost savings is an important consideration in the go-forward EPS accretion numbers. Let me comment to the 20%. And I think that, as we've indicated before, both sides are experienced integrators. And we have – especially on the Heritage side, we have done two banks just in the last year and our team is pretty well experienced from the integrating point of view. But in addition to that, it is being able to identify potential cost saves in these sorts of transactions. Obviously, this is a lot larger than any one we've ever done. But my point here is that I think that we've done a pretty good job of being able to, A, estimate potential cost savings and, B, deliver those costs savings.

So I think as the two organizations have come together early on and begin to look at the potential cost savings, I think there's a pretty high degree of confidence in the fact that we can drive 20% cost saves with this particular transaction. So that certainly – and it comes from a variety of areas in the company backroom, but also just the synergies and the combinations of data processing contracts and all of that administrating services that you take two and you end up with one platform and one process, that's going to drive efficiencies and be a big part of that 20% cost save. So I think that that's a big part of the assumptions in that number.

Joseph Morford
Analyst, RBC Capital Markets LLC
Q

Okay. Thank you so much.

Brian L. Vance
President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington)
A

Thank you for your questions.

Operator: Thank you. We'll go next to Jeff Rulis with D. A. Davidson. Go ahead, please.

Jeff A. Rulis
Analyst, D. A. Davidson & Co.
Q

Thanks. Good morning.

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Heritage Financial Corp. (Washington) (HFWA)
Q3 2013 Earnings Call
Corrected Transcript
24-Oct-2013

Brian L. Vance
President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington)

A

Good morning, Jeff.

Jeff A. Rulis
Analyst, D. A. Davidson & Co.

Q

Hey, Brian. I was wondering if you could give us an efficiency ratio goal. I mean, there's a lot of moving pieces with sort of both companies on the FDIC front and your ongoing efficiency strategies. I think an important – in terms of your discussion on scale, could you point us to a goal on that efficiency front for the combined company?

Brian L. Vance
President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington)

A

Jeff, I will talk about a goal, and I don't want this comment to be perceived as a prediction. But I think that as we combine the companies, and the efficiency ratio we know is an important consideration in any community bank today. And I think, you look at our efficiency ratio, it's considerably higher than Washington Banking Company's. And then I think as the shareholders from our side, as we've been talking about efficiency ratio for some time, I think as we look at the initiatives that we have put in place this year and that will come to be by the end of the year with branch consolidation, with the systems conversion, that's going to drive efficiencies.

And with just a couple of other very critical efficiency focuses, I think from our point of view, the Heritage side, we believe that in the near future, I would say, that we will drive efficiency ratio down, much closer to 65%, than we are currently at approximately 70%. And I think that as we look at the combined company, I believe that the combined company needs to be in that 65% efficiency ratio in the short run. And I don't mean to define short run in a sense any sort of a time element because we need to remember that this transaction is going to close probably sometime in the second quarter and conversion is quite a bit later in 2014.

So it's going to take some time to initialize the integration process, but I do think that both companies do have a good deal of discipline in this area, and I do believe that we can continue to drive efficiencies to that 65% level. That gets to the scale of a larger company and being able to spread the costs across a larger asset base, et cetera. I really feel confident that we can do that.

Jeff A. Rulis
Analyst, D. A. Davidson & Co.

Q

And then one last question on – just if you could comment on, if you're seeing any disruption in your marketplace. And I guess, this should go both to Brian and maybe Jeff in terms of deals that may have occurred in the market and if you're seeing any positives or any early signs of benefits from a deal in the market.

Brian L. Vance
President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington)

A

Yeah, I'll comment first, and then ask Jack to give his perspective from his area. The short answer is yes, I think we are and we'll continue to see some dislocation issues developing in the southern part of our footprint with some merger activities that have taken place, and I think that will continue to be an opportunity for us, and I think also King County. And I think in – the folks that are knowledgeable of both organizations are going to look at the map and they're going to say, "Wow, great footprint, north of Seattle. Wow, great foot, south of Seattle. Now what are you going to do at Seattle or King County?" And the way I have characterized this, and as Jack and I have talked about it, their organization has attacked Seattle from the north. We've been attacking Seattle from the south. And we've got Seattle covered and surrounded.

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Heritage Financial Corp. (Washington) (HFWA)
Q3 2013 Earnings Call
Corrected Transcript
24-Oct-2013

Now we do have a Seattle/Bellevue presence. We've indicated on several occasions that it's just a foothold in Seattle and Bellevue, but we – in conversations with Bryan McDonald and our self, I think we're beginning to see that there is a – the combination of knowledge of the Seattle market is much stronger from a people point of view. And I think that the market's going to take notice of this particular transaction, and I think it's going to allow us to recruit seasoned lenders and teams more easily than perhaps either one of us could have done independently.

And I think there will be continued acquisition opportunity in King County. I really feel strongly that we, will over the next few years, drive a strong King County strategy as we come together. There are also some dislocation issues from previously announced mergers taking place in that market that I think that we can benefit with. So I see that as an opportunity to accelerate both the company's King County strategy with the combination here. And again, I can get pretty excited about those opportunities. Jeff, your thoughts in that regard?

Jeffrey J. Deuel
Chief Operating Officer & Executive Vice President, Heritage Financial Corp. (Washington) **A**

I agree with you, Brian, completely. The thing that drives markets and increase market shares, as well as just outright outward gains is, of course, reputations and what is going on. Now we've done two branches now in the east side on an organic basis, but we build that branches by leaving with key personnel. So until such time, we – as we have attracted a strong lending team, we don't go forward with the branch. We are sure that this combined combination, a strategic merger, is going to catch the fancy of majority of lenders out there, as well as a lot of the customer base that sees both banks has been a little larger lender now with greater lending limits, but I think the lenders are going to see it as a great opportunity to get aboard something that's really developing first grade. And we're probably not as far away, Brian and I, in developing that market that is seen from the surface. Things crank pretty fast once you start getting some momentum going, and this is going to have a lot of momentum.

Jeff A. Rulis
Analyst, D. A. Davidson & Co. **Q**

Jack, would you mind to take just a couple of seconds and talk about your Issaquah strategy?

John L. Wagner
President, Chief Executive Officer & Director, Washington Banking Co. **A**

Well, the Issaquah strategy was built around a gentleman named Bob Ittes, who had a long history and background over in the area over there, running a bank in the Issaquah and one other bank, I'm not sure what that was called.

Brian L. Vance
President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington) **A**

Issaquah Community Bank.

John L. Wagner
President, Chief Executive Officer & Director, Washington Banking Co. **A**

Issaquah Community Bank. Thank you, Brian. But he comes, of course, with a very strong following in the local community, and he also will be recruiting his former team. We've already brought aboard one of those key lenders and we'll bring aboard a couple more, and that will fill that team out and give them real impetus in going forward in trying to develop that market. So Issaquah is exactly how we'd like things to happen, a very seasoned lender and his team coming across, capable of bringing a very sizeable commercial market into our [indiscernible] (55:14) here, and that's just absolutely perfect because that reputation moves around quickly.

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Heritage Financial Corp. (Washington) (HFWA)
Q3 2013 Earnings Call
Corrected Transcript
24-Oct-2013

Jeff A. Rulis
Analyst, D. A. Davidson & Co.
Q

Appreciate it. Thanks for the comments. That's it for me.

Operator: Okay, thank you. Then we'll go next to Sachin Shah with Albert Fried. Go ahead please.

Sachin Shah
Analyst, Albert Fried & Co. LLC
Q

Hi. Good morning. Just a couple of questions on kind of the background. Can you maybe just talk about that, how this deal came about?

Brian L. Vance
President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington)
A

Well, I think both companies have known each other for a long time. I think that Jack would tell you the same thing here that every time we meet investors, a common comment that is made is, why don't you put the two companies together? And I think that you look at a map and you look at the quality and the size of the organization, it does make a pretty compelling story.

On the other hand, in terms of how it came together, I think it's probably best that – and we will provide more detail in the merger and proxy material that will be filed with the SEC, and I think that it'd be probably best if we leave specific comments to that particular document that's coming later.

Sachin Shah
Analyst, Albert Fried & Co. LLC
Q

Okay. Any idea when that preliminary S-4 is going to be filed or expected to?

Jeffrey J. Deuel
Chief Operating Officer & Executive Vice President, Heritage Financial Corp. (Washington)
A

It will be some time in the next 45 days...

Brian L. Vance
President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington)
A

I would say 45 days to 60 days that should be filed.

Sachin Shah
Analyst, Albert Fried & Co. LLC
Q

Okay. And can you maybe just go over some of the regulatory approvals, is it FED, FDIC, Washington, DOI?

Brian L. Vance
President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington)
A

Certainly. And we have had preliminary discussions, both Jack and I, with all of our regulators, DFI, FRB, and the State DFI. And we have had very positive response from our regulators. And while I can't speak for the regulators in that process, I think, again, you have two very highly regarded organizations with very strong relationships with all of the regulatory bodies, and this particular transaction obviously requires approval from all of the regulatory

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bodies, of which applications will be made to them, all of them, very shortly. But we had a nice positive response from all. Sachin Shah Q Analyst, Albert Fried & Co. LLC Okay. And, you guys – there has been some kind of special dividend that you guys have been announcing, Heritage, that is. I want to find out if they’re going to keep on issuing those special dividends between now and the close. Brian L. Vance A President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington) I’m sorry? Sachin Shah Q Analyst, Albert Fried & Co. LLC Between now and the close, or – is that expected, $0.15 this year and then $0.30 the, I think, previous year? Brian L. Vance A President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington) Yeah. From the Heritage side of the transaction, we do not anticipate – well, first of all, we don’t typically give guidance on – specific guidance on capital management strategies as they pertain to special dividends. But I think it’s probably fair to say that special dividends are not likely on the Heritage side prior to closing of this transaction. Sachin Shah Q Analyst, Albert Fried & Co. LLC Okay. So it may be happening or you may wait until the deal closes. Okay. And just one last question about the closing, is there any kind of estimated timeframe that you guys are looking at? Brian L. Vance A President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington) Well, as we indicated, first half of next year, likely second quarter. But that’s – a lot of moving pieces here, but that’s our best estimate at this point. Sachin Shah Q Analyst, Albert Fried & Co. LLC Okay. Sometime in the second quarter? Brian L. Vance A President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington) Likely, yes. Sachin Shah Q Analyst, Albert Fried & Co. LLC Okay. Fair enough. Thank you, guys. Congratulations.

Brian L. Vance A President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington) Thank you. Operator: Thank you. We have a question from Tim Coffey with FIG Partners. Go ahead, please. Tim N. Coffey Q Analyst, FIG Partners LLC Thank you. Good morning, everybody. Brian L. Vance A President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington) Hi, Tim. John L. Wagner A President, Chief Executive Officer & Director, Washington Banking Co. Hi, Tim. Tim N. Coffey Q Analyst, FIG Partners LLC I had a question for Jack. From the Washington Banking Company standpoint, I mean, this deal makes a ton of sense financially and culturally, but I wonder, what were the drawbacks to remaining independent and/or being an acquirer? John L. Wagner A President, Chief Executive Officer & Director, Washington Banking Co. Well, it’s all measured, Tim, by opportunities for revenue growth, which translates into franchise growth. As you know, we looked at I don’t know how many banks, but I would guess a half dozen at least, that we’ve done some due diligence upon, and take them to the point where our modeling and stuff shows that it was just – it just was not worth the amount of effort – or actually, balance sheet efforts to bring that stuff aboard. Most of them have pretty heavily distressed positions, and I don’t think they were that accretive to the overall earnings per share that warranted us stepping up. So we’ve looked hard and we’ve looked long. The criteria, of course, centers around trying to find banks that are compatible in culture, to begin with. Second of all, one that’s going to have some meaningful effect for our branches and our staff, and by that, I mean, they aren’t outward wholesales of our buildings and our people. And then third, of course, it has to be very accretive to our shareholders and our franchise value. And actually, you can reverse the order as far as their importance. But there are very few transactions, Tim, that you can pull that off. Now you can put together a combination of several small ones and maybe get there, but doing small transactions is very painful. You just don’t really move the needle and you really don’t improve your overall position that far. With today’s economic situation and financial statements out of Washington D.C., along with everything else that’s going on, the flat interest rate curve, continued profitability on an organic basis does not look real strong. So it takes a merger to generate revenue, and it takes a merger to create the efficiencies that you can get in the cost saves for profitability.

This to us is the best of all possible deals. And you are right, we did look at a lot of other things, but they just don’t measure up. Tim N. Coffey Q Analyst, FIG Partners LLC Okay. Those are my questions. Jack, great job on Washington Bank Company. And, Brian and Jack, great job together, a smart deal. John L. Wagner A President, Chief Executive Officer & Director, Washington Banking Co. Thanks, Tim. Brian L. Vance A President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington) Thanks, Tim. Operator: Thank you. We’ll go next to Jacque Chimera with KBW. Go ahead, please. Jacquelynne Chimera Q Analyst, Keefe, Bruyette & Woods, Inc. Hi. Good morning, guys. John L. Wagner A President, Chief Executive Officer & Director, Washington Banking Co. Hi, Jacque. Brian L. Vance A President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington) Good morning, Jacque. Jacquelynne Chimera Q Analyst, Keefe, Bruyette & Woods, Inc. All right, to touch back on the dividend, Brian, you touched on them – your dividend. But, Jack, I wondered if you could talk about if you plan to continue to do the two-tier dividend that you’ve been doing historically. John L. Wagner A President, Chief Executive Officer & Director, Washington Banking Co. Yes, we will. We’re not changing our guidance at this time, which, of course, is exactly that being up to 50% of the quarterly earnings to our shareholders. And that guidance to the market still stands. Jacquelynne Chimera Q Analyst, Keefe, Bruyette & Woods, Inc. Okay. And then possibly a question for Don. How do you plan to accrete the [ph] truck mark (1:03:04) that you’re taking into earnings?

Heritage Financial Corp. (Washington) (HFWA)
Q3 2013 Earnings Call
Corrected Transcript
24-Oct-2013

Donald J. Hinson
Chief Financial Officer & Executive Vice President, Heritage Financial Corp. (Washington)
A

We will – that's obviously going to affect earnings on a go-forward. It's going to be an accelerated method. We actually have a – we use a third-party to actually value that and actually set up a schedule for that. But it's an accelerated method, where we're taking more of an upfront than towards the backend.

Jacquelynne Chimera
Analyst, Keefe, Bruyette & Woods, Inc.
Q

Okay. And will that run into fees?

Donald J. Hinson
Chief Financial Officer & Executive Vice President, Heritage Financial Corp. (Washington)
A

No. I think it's offsetting the interest.

Jacquelynne Chimera
Analyst, Keefe, Bruyette & Woods, Inc.
Q

Oh, it's in the interest, okay. I've seen it everywhere. Far be it for me to understand why accounting is the way it is.

John L. Wagner
President, Chief Executive Officer & Director, Washington Banking Co.
A

That's a fair statement.

Donald J. Hinson
Chief Financial Officer & Executive Vice President, Heritage Financial Corp. (Washington)
A

But it'd be offsetting interest expense – it will actually go into interest expense.

Jacquelynne Chimera
Analyst, Keefe, Bruyette & Woods, Inc.
Q

Okay. And then, Brian, a question on the repurchases in the quarter. You mentioned that you did that on a standalone basis. So looking at it outside of the deal that was just announced, was that done as a reaction to the Valley deal and the share counts that were added?

Brian L. Vance
President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington)
A

I would say, Jacque, partially. I think when you look at a capital management strategy and share repurchases, there's probably a lot of considerations that go into that. Certainly, we had a strong capital position prior to the Valley deal, a strong capital position after the Valley deal. We had, again, repurchasing shares fairly steadily throughout this year, was accelerated a little bit in Q3. We obviously look at the price where we can – price points so we can repurchase. We did issue more shares with Valley. And so I think the long answer is it's a little bit of all of the above that drove the decision for those repurchase activities.

Jacquelynne Chimera
Analyst, Keefe, Bruyette & Woods, Inc.
Q

Okay. So is it a safe assumption then – because I, myself, view the pro forma capital position of the combined company to be healthy as well and probably even more healthy just based on internal generation. So is it a safe

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assumption to say that capital management strategies post-deal once the dust settles would continue, you’d still think about repurchases, special dividends, looking at future acquisitions, things like that? Brian L. Vance A President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington) I would say the answer to that is maybe. Again, we need to look at a lot of things going forward. I think probably once this particular transaction is effective, once the integration is complete, systems are converted, all that process, then I think we need to step back and look at future growth and the future growth opportunities. I think we will continue to be interested in the M&A area. I think this Pacific Northwest market still has opportunities for continued consolidation. So to the extent that we believe that there is that opportunity facing us, then we may have a less of an interest to do special dividends and/or share repurchase because I think that both sides of this deal have been very disciplined acquirers. And I think that when we see an opportunity that we believe that it will be nicely accretive to our shareholders, we probably believe that’s a better use of the capital going forward. But, again, I think those are all considerations and issues that we will need to work through once we get the combined balance sheets put together. Jacquelynne Chimera Q Analyst, Keefe, Bruyette & Woods, Inc. Okay. Great. Well, congratulations to everyone involved. Really nice merger of two really great companies. Brian L. Vance A President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington) Thanks, Jacque. We appreciate your support. John L. Wagner A President, Chief Executive Officer & Director, Washington Banking Co. Thanks, Jacque. Operator: Thank you. Our next question is from Tim O’Brien with Sandler O’Neill. Please go ahead. Timothy O’Brien Q Analyst, Sandler O’Neill & Partners LP Good morning. Brian L. Vance A President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington) Hi, Tim. Donald J. Hinson A Chief Financial Officer & Executive Vice President, Heritage Financial Corp. (Washington) Good morning, Tim.

John L. Wagner A President, Chief Executive Officer & Director, Washington Banking Co. Hi, Tim. Timothy O’Brien Q Analyst, Sandler O’Neill & Partners LP A question regarding both companies are – kind of in both companies’ DNA, you guys have tended to be focused on granular business production on the lending side to some degree. I think you guys would agree with me there. Does this – and, Brian, you alluded to going up-market or having that potential. Could you just tell us where your house limit at HFWA stands now relative to your legal limit? And then I’m not going to pin you down to what your house limit might be in the combined entity, but can you give us some sense of how your philosophy might change in terms of the idea of going up-market a little bit more? Or is that granular focus on smaller clients going to remain a part of the DNA of the combined company? Brian L. Vance A President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington) Sure, Tim. I think that on the Heritage side, I think when we take a look at legal lending limits, we typically adhere to about a 50% of the regulatory lending limit that we have for any one relationship. Remember, you can have a loan, but you can have a relationship that is bigger than just one loan. But typically we’ve been at 50%. As we take a look at our peer group and larger peers out there, I think as you grow, I think that 50% of lending limit authority tends to drop off a little bit, may drop off down to 30% or 40%, because I think when you take a look at the credit risk, you have transaction risk. And I think that as the larger a relationship grows, the more transaction risk you gain from that. I think both companies have had a very strong credit discipline. So I think that I would not suggest that our go -forward in-house limit, if you will, to be continuing at, let’s say, the 50% of regulatory authority. I think that’s something that we need to evaluate. But I also will say, Tim, that, again, the credit discipline of both companies is such that I think it will allow us to go upscale. I think we have the credit expertise that will allow us to go upscale, but I don’t think that this is going to be something that you’re going to see us get wild and crazy about. I think it’ll just be a gradual process as we really take a look at a stronger entry into Seattle, Bellevue, King County and a very careful approach to that. But I do believe that allowing us to go upscale on a careful disciplined basis will allow us to gain access to markets that we’ve not had independently before. Timothy O’Brien Q Analyst, Sandler O’Neill & Partners LP Thanks. And then – by the way, great color on intentions and goals with regard to retention of business lines. That was really helpful. As far – and you alluded to focus, focus, focus on King County. Can you give a little bit of color on how you view that county from a market standpoint with regard to commercially, is it a split market between east and west, or what are the nuances of that market that present the challenges and opportunities? Jack is targeting – or Washington Banking Company is really making a move in the east part of the county, you guys have footings closer to downtown. What’s the big picture outlook for that county in terms of what the opportunity looks like?

Heritage Financial Corp. (Washington) (HFWA)
Q3 2013 Earnings Call
Corrected Transcript
24-Oct-2013

Brian L. Vance
President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington)
A

Sure. And I'll invite Bryan to have some comments in this area because he's got a pretty strong knowledge of that King County market as well. And first of all, Tim, I want to make a comment here. This merger is not about Seattle. This merger is about a combined company from Bellingham to Portland. And I really think that's an important consideration here because we have tremendous opportunities across this entire combined footprint. And I don't want to leave the impression with everybody on the call today that this opportunity is all about Seattle.

Now having said that, there is a tremendous opportunity in King County, Seattle, Bellevue. And I think that's a strategy that we need to figure out how to do that. Yeah, there are some differences between Bellevue and Seattle. I think that Jack alluded to earlier about an Issaquah strategy which is basically an East Bellevue strategy, for the folks that aren't familiar with the geography.

But I think that, once again, you put the knowledge of these two companies together and you begin to develop synergies of knowledge that we have that they don't have, of knowledge that they have but we don't have. And I think that when we put that together, we're going to be able to attack that market better.

We don't have an answer for you today. I don't want to say that we've got it figured out and in 12 months that we can come back to you and say we've done it. I think that it's just probably something that we will do as we do everything, with discipline, and we'll figure it out and we'll execute it. So, but I'm confident about that.

Bryan, do you have additional thoughts in that regard?

Bryan McDonald
President & Chief Executive Officer, Whidbey Island Bank
A

Yeah, what our experience has been in that market, Tim, is that you have bankers in Downtown Seattle banking a pretty wide market in King County, down to the south, over to Bellevue North, and you have bankers in Bellevue doing the same thing. So from certainly an operating standpoint, today we have customers in Seattle and to the South and East King County. And so I'm not going to say we see it as necessarily as one market, but we see a lot of bankers in that market with relationships that span that full marketplace, rather than so much centralized necessarily in a Bellevue but not in a Seattle or vice versa.

And I would agree with the earlier comments that both Brian Vance and Jack made with regard to talent. George Bowen and myself have spent considerable time over the last three years calling on a large number of bankers in that market as we've tried to establish teams. And the combined company, I can tell you, will only augment that strategy. I've already had several contacts back from people that we've been in dialogue with for some time just in the under 24 hours since it's been announced.

So to the bankers that are in the market that are looking at this combined company, it will just enhance our ability to recruit talent, which is really the key to our strategy in any of our markets is having the quality of people to attract the customers that drive the value for the bank.

Timothy O'Brien
Analyst, Sandler O'Neill & Partners LP
Q

Thanks, Brian and Bryan. And one other question, and I'm glad you brought this up, Brian, about no resting or no looking beyond your existing footprint. What about Portland/Vancouver? How does your strategy evolve with this deal with regard to your focus and interest in growing down there?

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Brian L. Vance A President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington) Tim, I don’t think our strategy changes. I think that we’ve indicated that largely an organic strategy that we’re driving in Vancouver, we’ll continue to do that. I think there are more opportunities of late in that marketplace that we intend to exploit. And then the Portland strategy is probably more of a future acquisition strategy. But again, I think the increased visibility of this company gives us more of an opportunity to recruit lenders in that market as well. So certainly, I think it’s just a continuation of existing strategies. Timothy O’Brien Q Analyst, Sandler O’Neill & Partners LP Thanks a lot. Congratulation, you all. Brian L. Vance A President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington) Thanks, Tim. Operator: Thank you. Our next caller is Kevin Reynolds with Wunderlich Securities. Go ahead, please. Kevin B. Reynolds Q Analyst, Wunderlich Securities, Inc. Good morning everybody. How are you doing ? John L. Wagner A President, Chief Executive Officer & Director, Washington Banking Co. Hi, Kevin. How are you? Brian L. Vance A President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington) Hey, Kevin. Kevin B. Reynolds Q Analyst, Wunderlich Securities, Inc. Doing great. Congratulations. I mean, this is an excellent deal. I mean, I think that’s kind of universally have been stated here on the call today. And, Brian, thanks for all the color, Jack as well. My question, and when I ask this – most of my questions have been answered, but this is more conceptual. And I know, Brian, you’ve talked repeatedly on here about the benefits of scale on efficiency. The, I guess, bigger picture, 30,000-foot question, in the Pacific Northwest, I know you said there’s more opportunities out there. Is there a size that you think you need to be, when you be – as you grow, not necessarily to be bigger for bigger sake, but is there a critical mass out there that you think is sort of the sweet spot, where you need to grow to over time and beyond that you don’t really see any more benefits? And if there is a larger size, do you think this particular merger puts you on the sidelines for a little while as you sort of work to get this one – to make sure that you got this one right, or do you have the depth, the management depth, and the infrastructure in place where you could actually put another deal on top relatively quickly if one came to you?

Heritage Financial Corp. (Washington) (HFWA)
Q3 2013 Earnings Call
Corrected Transcript
24-Oct-2013

Brian L. Vance
President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington)
A

Well, to the size question first, that's a – you'll get a lot of variations to that particular question. I do believe that a $3.3 billion company gives us the scale and size to be competitive and viable in today's landscape. I strongly believe that. Does that mean that we are at now $3.3 billion on a combined basis and we've got to get the $5 billion in some time period? I don't necessarily think so. But at the same time, I think we've got the capital and I think we – and I strongly believe this as well, I think we have the management team that would – will allow us to continue to grow beyond the current size. So when I take a look at this viability question independently, each at $1.6 billion, I think that's more questionable than certainly the viability of a $3.3. billion organization. So I think that we've made a huge step forward in that regard. And I think that once we combine the companies, we'll continue to look for opportunities because I think we do have dry powder in capital and I think we have dry powder in management.

Now as to does this put us on a sideline, certainly. I think that most experienced investors out there will look at this deal, and they will like it for all of its financial metrics. But probably the question you have is, "Can you execute the – integrate this particular merger?" And I personally believe that that's one of the most important aspects of this deal. It was very important for us to make sure that we put together a strong management team, and I believe we have in this combination. And I think the management team that we have, along with a very strong and committed board, that we will be able to not only grow the company, but we will be able to integrate in the short run.

We have – both sides, as we've indicated, are very experienced integrators. And while that experience – integration, there is always risk and there's always things that pop up that you don't anticipate. I have a lot of confidence in this team being able to integrate this transaction.

Will it put us on the sidelines? Absolutely. I think that we've really got to focus on integration between now and conversion. And again, conversion date obviously hasn't been set, but probably will be sometime in late third quarter, early fourth quarter. But we also know that deals take time to develop. So I think that once we get through the large part of this process, we could certainly begin to have discussions, and I think that would be a possibility.

So – but job one in this deal is to integrate this transaction, and we are focused on that. And I have a good deal of confidence that we will.

Kevin B. Reynolds
Analyst, Wunderlich Securities, Inc.
Q

Okay. Thank you. And like I said, all my questions have been – all my other questions have been answered. Great deal. Congratulations.

Brian L. Vance
President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington)
A

Thanks, Kevin. I appreciate it.

Operator: Thank you. And we'll go next to Jean-Luc Servat with Panoramic Capital. Go ahead, please.

Jean-Luc Servat
Principal, Panoramic Capital Advisors
Q

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Heritage Financial Corp. (Washington) (HFWA)
Q3 2013 Earnings Call
Corrected Transcript
24-Oct-2013

Yes, good morning. Congratulations again to both teams. This is definitely an exciting transaction. I've got a couple of quick questions with respect to the deal. One, wanted to confirm that there are no colors to the amount of – to the ratio of shares that are being offered. It is truly a fixed exchange ratio, correct?

Brian L. Vance
President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington)
A

That is correct.

Jean-Luc Servat
Principal, Panoramic Capital Advisors
Q

Okay. One quick question, why was there cash involved? Why did you not do a 100% stock transaction?

Brian L. Vance
President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington)
A

Well, I think that when we take a look at our equity position, I think we had the cash available to do that, and I think that it was probably more of a leveraging of capital than anything from our consideration. And I think also, EPS accretion, I think that was an important consideration. I think this deal is all about EPS accretion for our shareholders. So I think those two issues drove the current structure of this transaction.

Jean-Luc Servat
Principal, Panoramic Capital Advisors
Q

One final question, and as is inevitably the case in strategic merger, someone out there will suggest that maybe Jack and his team could have sold for a higher price to someone else. Are there any – I suspect there are break-up fees involved in this agreement. Can you comment on that?

Brian L. Vance
President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington)
A

Yes. There are. 3% breakup fees, approximately $7.9 million.

Jean-Luc Servat
Principal, Panoramic Capital Advisors
Q

Okay, good. Well, those are my only questions. Congratulations to both. And we certainly expect great things from the resulting company.

Brian L. Vance
President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington)
A

Thanks, John. Appreciate your call.

Jean-Luc Servat
Principal, Panoramic Capital Advisors
Q

Thank you.

Operator: Thank you. And, gentlemen, we have no further questions, so please go ahead with any closing remarks.

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Brian L. Vance President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington) Well, first of all, I appreciate all of your interest. I know there are a number of folks out there on the call. You’ve persevered for us – with us for almost 1.5 hours, I appreciate your interest in the combined companies. I will reiterate my excitement for this transaction. You’ll hear a lot of comments about the mergers of equals and that two plus two equals five, but I think this is one where we really have an opportunity of creating that kind of a transaction here. And I just want to thank everybody that’s been involved, and especially Jack and his team, with a great partnership in this whole process, from beginning to end. It just gives us a very good feeling that we’re partnering with a team that is very similar to ours in culture and focus, discipline, and go-forward strategies. And myself, along with our entire team and the board here at Heritage, are very excited about this transaction and look forward to continuing to work to put it together. Jack, thoughts from your side? John L. Wagner President, Chief Executive Officer & Director, Washington Banking Co. Well, Brian, I would just second everything you’re saying there. I think this is such an exciting story and a very compelling merger as to a strategic basis. We’re excited to get going, get on with this process. And the response so far from our large customer base, large borrowers has been extremely positive. And also from the staff, the branches on Whidbey Island are being left operating under DBA, thanks to Brian and Heritage, are feeling great about that. And I think that’s the kind of careful attention that these merger teams on both sides have applied to this transaction that is going to get it off the blocks in a very fast fashion. So we’re confident this is about one of the best things going in banking in the Pacific Northwest, and we look forward to proving that shortly. Brian L. Vance President, Chief Executive Officer & Director, Heritage Financial Corp. (Washington) Thanks, Jack. Appreciate your thoughts and comments. And, Cathy, that completes our presentation today. And again, thanks for everybody for calling in. Operator: Thank you. Again, ladies and gentlemen, this conference will be available for replay after 11:00 AM today through midnight Thursday, November 7. You may access the AT&T Executive playback center at any time by dialing 1-800-475-6701 and entering the access code 304998. That does conclude our conference for today. Thank you for your participation and for using AT&T Executive Teleconference. You may now disconnect.

Forward-Looking Statements When used in this filing and in other documents filed with or furnished to the Securities and Exchange Commission (the “SEC”), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “believe,” “will,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “plans,” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. These statements may relate to future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial information. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements. Statements about the expected timing, completion and effects of the proposed merger and all other statements in this release other than historical facts constitute forward-looking statements. Important factors that could cause actual results to differ materially from the results anticipated or projected include, but are not limited to, the following: (1) expected revenues, cost savings, synergies and other benefits from the Heritage-Washington Banking merger might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; (2) the requisite shareholder and regulatory approvals for the Heritage-Washington Banking merger might not be obtained; (3) the credit risks of lending activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses, which could necessitate additional provisions for loan losses, resulting both from loans originated and loans acquired from other financial institutions; (4) results of examinations by regulatory authorities, including the possibility that any such regulatory authority may, among other things, require increases in the allowance for loan losses or writing down of assets; (5) competitive pressures among depository institutions; (6) interest rate movements and their impact on customer behavior and net interest margin; (7) the impact of repricing and competitors’ pricing initiatives on loan and deposit products; (8) fluctuations in real estate values; (9) the ability to adapt successfully to technological changes to meet customers’ needs and developments in the market place; (10) the ability to access cost-effective funding; (11) changes in financial markets; (12) changes in economic conditions in general and in Western Washington and the Pacific Northwest in particular; (13) the costs, effects and outcomes of litigation; (14) new legislation or regulatory changes, including but not limited to the Dodd-Frank Act and regulations adopted thereunder, changes in capital requirements pursuant to the Dodd-Frank Act and the implementation of the Basel III capital standards, other governmental initiatives affecting the financial services industry and changes in federal and/or state tax laws or interpretations thereof by taxing authorities; (15) changes in accounting principles, policies or guidelines; (16) future acquisitions by Heritage of other depository institutions or lines of business; and (17) future goodwill impairment due to changes in Heritage’s business, changes in market conditions, or other factors. Neither Heritage nor Washington Banking undertakes any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

ADDITIONAL INFORMATION Heritage will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a joint proxy statement of Heritage and Washington Banking that also constitutes a prospectus of Heritage, which will be sent to the shareholders of Heritage and Washington Banking. Shareholders are advised to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Heritage, Washington Banking and the proposed transaction. When filed, this document and other documents relating to the merger filed by Heritage and Washington Banking can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Heritage’s website at http://www.hf-wa.com/docs.aspx?iid=1024198 or by accessing Washington Banking’s website at http://investor.washingtonbanking.info/docs.aspx?iid=1025104. Alternatively, these documents, when available, can be obtained free of charge from Heritage upon written request to Heritage Financial Corporation, Secretary, 201 Fifth Avenue S.W., Olympia, WA 98501 or by calling (360) 943-1500, or from Washington Banking, upon written request to Washington Banking Company, Secretary, 450 SW Bayshore Drive, Oak Harbor, Washington 98277 or by calling (360) 240-6458. PARTICIPANTS IN THIS TRANSACTION Heritage, Washington Banking and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found in the definitive proxy statement of Heritage relating to its 2013 Annual Meeting of Shareholders filed with the SEC by Heritage on March 19, 2013 and the definitive proxy statement of Washington Banking relating to its 2013 Annual Meeting of Shareholders filed with the SEC on March 26, 2013. These definitive proxy statements can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. This filing shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Heritage Financial Corp. (Washington) (HFWA)
Q3 2013 Earnings Call
Corrected Transcript
24-Oct-2013

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